April 15, 2025

Thank you for your support of KKR Real Estate Select Trust Inc. (“KREST” or the “Fund”) and for entrusting us with your capital. In the Fund’s Q2 2025 tender offer, KREST shareholders received 100% of their requested repurchase amount.

Within KREST, our goal is to provide access to high quality, income-oriented private real estate equity and credit through a differentiated structure and a flexible, balanced strategy that supports our ability to perform through a range of macroeconomic conditions. Over the last few years, private real estate has been tested by evolving macroeconomic conditions, including the beginning of a new macroeconomic regime marked by higher interest rates and higher inflation. Real estate property values have reset, adjusting to the higher rates and a higher cost of capital at an order of magnitude that has been second only to the Great Financial Crisis in terms of peak-to-trough drawdown. At the same time, elevated base interest rates and loan spreads have supported attractive yields in real estate credit, bolstered by the additional benefit of being senior in the capital structure through periods of elevated uncertainty. As a result, current entry points in both real estate equity and credit are well below peak valuations and replacement costs, even for high-quality assets in sectors and markets with supportive long-term fundamentals.

Most recently, the April 2nd announcement of and uncertainty surrounding potential new tariffs triggered a new bout of broad market volatility and elevated risk of recession. In our view, this will add a new layer of both challenges and opportunities. Investing discipline, asset selection and tenant underwriting remain paramount in this environment – we think quality and portfolio construction will matter more than ever.

Within KREST, our focus on higher-credit tenants, sectors and markets with structural undersupply, and long-term secular demand trends—such as healthcare, housing, and domestic industrial growth—provides a foundation of potential relative resilience. Real estate credit, which is currently 28% of the KREST portfolio, not only provides attractive current income but also provides the added advantage of being senior in the capital structure; our loans in the KREST portfolio have an average of more than 40% equity subordination. Our global mandate, which includes KREST’s Tokyo Multifamily Portfolio in Japan, should also benefit KREST, allowing us to gain exposure to differentiated macro drivers and non-U.S. domestic demand.

Amid elevated market volatility and uncertainty, KREST shareholders may benefit from the KREST Shareholder Priority Plan(1), which provides a downside buffer against near-term share price volatility while preserving access to KREST’s attractive, tax-efficient dividend yield, currently a 6.3% annualized net distribution rate (Class I),(2) as well as potential upside. The KREST Shareholder Priority Plan supports a higher net asset value (“NAV”) of up to $27 per share on June 1, 2027 through the commitment by KKR Alternative Assets LLC (“KAA”), an affiliate of the Fund’s Adviser, to continue to hold approximately 7.7 million KAA-owned KREST shares and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of up to $27 per share on June 1, 2027. All KREST shareholders as of June 1, 2027 may benefit from the KREST Shareholder Priority Plan.

Importantly, we believe KREST’s balance sheet positioning will support our ability to both mitigate against and capitalize upon uncertainty and volatility, with no fund-level gross leverage, 50% combined net leverage(3), 100% fixed/hedged property-level financing with more than four years of weighted average remaining term and a robust and multifaceted liquidity position.(3) Additionally, KREST has been in a net positive flows position since Q4 2024, as inflows have accelerated and tender requests have declined by nearly 60% since Q2 2024, when we announced the KREST Shareholder Priority Plan. For the Fund’s Q2 2025 tender offer period ending April 11, 2025, KREST repurchased 100% of tender requests received, equal to $54.4 million or 4.4% of NAV.

These factors, combined with the potential portfolio diversification benefits of private real estate, reinforce our view that the asset class—and the KREST strategy in particular—can remain a stable component of investor portfolios, even in a more volatile economic environment.

Should you have any questions, please reach out to your KKR Relationship Manager or contact us at PrivateWealthIR@kkr.com. Thank you again for your partnership with us on KREST, and please let us know if there is anything that would be helpful to you as you support your clients.

Sincerely,

Julia Butler, CEO of KKR Real Estate Select Trust Inc.

Notes:

All figures are approximate and as of February 28, 2025, unless otherwise indicated. All other statements and information are based on KKR’s views as of April 15, 2025 and are subject to change. The terms “we”, “us” and “our” refer to KREST with reference to portfolio and performance data. In all other instances, including with respect to current and forward-looking views and opinions of the market and KREST’s portfolio and performance positioning, as well as the experience of KREST’s management team, these terms refer to KREST’s adviser, KKR Registered Advisor LLC, which is part of the real estate group of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), a leading global investment firm.

Certain information contained in this material constitutes “forward-looking statements” within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or the negative versions of these words or other comparable words thereof. These may include KREST’s financial estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance, and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. KREST believes these factors also include but are not limited to those described under the section entitled “Risk Factors” in its prospectus and most recent annual report, and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the annual report (or KREST’s prospectus and other filings). Except as otherwise required by federal securities laws, KREST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

1.

KREST Shareholder Priority Plan: On June 4, 2024, KKR Alternative Assets LLC (“KAA”) contractually committed to the Fund to continue to hold approximately 7.7 million of KREST Class I shares currently owned by KAA, representing approximately $191 million based on the Fund’s NAV as of February 28, 2025 (the “Support Shares”) through June 1, 2027 and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of $27.00 per share for each class on such date (the “Shareholder Priority Plan”). If the contribution of the Support Shares is not sufficient to reach a NAV per share of $27.00, KAA will contribute all such Support Shares to support KREST’s NAV per share on such date. While the Shareholder Priority Plan is a contractual obligation to support the Fund’s NAV per share, there is no guarantee the contribution of the Support Shares will be sufficient to achieve a $27.00 NAV per share on June 1, 2027. For the avoidance of doubt, KAA is not obligated to contribute shares prior to June 1, 2027, and KAA is not obligated to contribute any of the Support Shares if the NAV per share for each class equals or exceeds $27.00 per share on June 1, 2027. If KAA were to effect the Shareholder Priority Plan today it would contribute 4.3 million shares (out of the total 7.7 million shares agreed to be contributed) to KREST, which would result in a NAV per share of $27.00 per share for each class. KAA’s allocation of $50 million in new capital investment in KREST along with any future investments are not subject to subordination and/or cancellation.

2.

Net Distribution Rate: Reflects the annualized monthly dividend for February 2025 divided by the month-end NAV for the respective share class. KREST intends to make distributions necessary to maintain its qualification as a real estate investment trust. However, there is no assurance that we will pay distributions in any particular amount, if at all. Any distributions we make will be at the discretion of our board of directors. KREST may pay distributions from sources other than cash flow from operations, including without limitations, the sale of assets, borrowings, return of capital or offering proceeds. For the year ended December 31, 2024, 80% of KREST’s distributions were funded through adjusted funds from operations (“AFFO”). The Fund defines AFFO as the increase in net assets applicable to common stockholders from operations (calculated in accordance with GAAP), excluding (i) the change in net unrealized (appreciation) depreciation of investments, (ii) amortization premium (accretion of discount) on real estate securities, (iii) amortization of deferred origination fees on real estate loans, (iv) amortization of deferred financing costs, (v) management and incentive fees paid in shares of the Fund and (vi) realized and including undistributed income attributable to the Fund’s unconsolidated subsidiaries. This statement is not an indication of the tax treatment of any KREST distributions. Stockholders will be informed of the tax characteristics of any distributions after the close of KREST’s fiscal year. For the 2024 tax year, 100% of KREST’s distributions were classified as Return of Capital (“ROC”). As of February 28, 2025, the Class I net distribution rate is 6.32%, the Class U net distribution rate is 5.47%, the Class D net distribution rate is 6.07% and the Class S net distribution rate is 5.46%.

3.

Fund-Level Gross Leverage: Refers only to borrowings made by the Fund and its consolidated subsidiaries. The Fund may employ leverage in the form of loans, preferred stock, reverse repurchase agreements and/or other instruments.

Combined Net Leverage is a calculation provided to illustrate the combined leverage of the Fund and the Weighted Average LTV of the Fund’s unconsolidated subsidiaries. It is calculated as the ratio of i) the Fund’s borrowings, less cash and subscription proceeds receivable, plus the Equity-Weighted Unconsolidated Debt of the Fund’s investments divided by ii) the Fund’s total assets plus the Equity-Weighted Unconsolidated Debt of the Fund’s investments.

Equity-Weighted Unconsolidated Debt is a measure of the non-recourse property level financing of the Fund’s investments weighted by the Fund’s equity exposure in such investments, calculated as the Fund’s total investments divided by one minus the Weighted Average LTV, with the result then multiplied by the Weighted Average LTV.

Weighted Average LTV means the loan-to-value ratio of each of the Fund’s investments (whether consolidated or unconsolidated) averaged with a weighting based on the value of the Fund’s equity in each such investment.

4.	Includes assets such as cash, short-term assets and liquid securities, as well as committed and undrawn credit facility capacity.